February 4, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (604) 521-4911

Mr. Abdul Ladha, Chief Executive Officer
Ableauctions.com, Inc.
1963 Lougheed Highway, Suite 200
Coquitlam, British Columbia   V3K-3T8

RE: Ableauctions.com, Inc.
File No. 001-15931
Form 10-KSB and 10-KSB/A for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and
September 30, 2007, and 10-QSB/A for the quarters ended March 31, 2007,
June 30, 2007

Dear Mr. Ladha:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant